UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 84446 / October 17, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18530

In the Matter of
 	
Fern Holdings Corp.,
Fortune Capital Financial Holding
Corp., Gaming Entertainment
    International, Inc., and
Global Food Technologies, Inc.,
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO GLOBAL FOOD TECHNOLOGIES, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Global Food Technologies, Inc. ("Global Food" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 4, 2018, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Global Food Technologies, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

 1. Global Food (CIK No. 1122108) is a void Delaware corporation located in Hanford, California. At all times relevant to this proceeding, the securities of Global Food have been registered under Exchange Act Section 12(g).

 2. Global Food failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2014.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of October 18, 2018.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.